MAR 0 7 2011
Washington, DC
SEC Mail Processing Section
OMC 3/21/11
11020719

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Heritage Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 West Market Street
(No. and Street)

Akron (City) OH (State) 44303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edgar G. Ingraham 330-535-0881 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Laura J. MacDonald, CPA, Inc.
(Name – *if individual, state last, first, middle name*)

135 North Broadway (Address) Medina (City) OH (State) 44256 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/30

OATH OR AFFIRMATION

I, Edgar G. Ingraham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Heritage Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

JOY D. YOHO
Notary Public - State of Ohio
My Commission Expires Dec. 17, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 07 2011
WASH., D.C.
200

AMERICAN HERITAGE SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2010

Laura J. MacDonald, CPA, Inc.
135 North Broadway
Medina, Ohio 44256

AMERICAN HERITAGE SECURITIES, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
Year Ended December 31, 2010

TABLE OF CONTENTS — **Page No.**

LAURA J. MACDONALD
CPA, INC.
135 North Broadway - Medina, Ohio 44256
330.722.1944 - Fax 330.241.5090

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
American Heritage Securities, Inc.
Akron, Ohio

I have audited the accompanying Statement of Financial Condition of American Heritage Securities, Inc., (the Company) (an Ohio Corporation) as of December 31, 2010, and the related Statements of Income, Changes in Stockholder's Equity and of Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Heritage Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Medina, Ohio
February 24, 2011

AMERICAN HERITAGE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash	$ 118,651	
Receivables:		
Commissions from clearing organizations and mutual funds	13,165	
Other	620	
Unrestricted investments in marketable securities	114,396	
Note receivable from stockholder	82,992	
Property and equipment, at cost, net of accumulated depreciation of $65,389	2,570	
Restricted escrow deposits	50,000	
Security deposits	2,200	
TOTAL ASSETS		$ 384,594

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses:		
Commissions	$ 11,199	
Payroll and related taxes and witholdings	13,056	
Corporate income taxes	6,672	
Other liabilities	620	
TOTAL LIABILITIES		$ 31,547
STOCKHOLDER'S EQUITY		
Common stock (15 shares authorized, issued and outstanding)	45,000	
Retained earnings	308,047	
TOTAL STOCKHOLDER'S EQUITY		353,047
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 384,594

Please refer to accompanying notes.

AMERICAN HERITAGE SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2010

REVENUES		
Commissions	$ 266,855	
Management fees	191,752	
Net unrealized gains on investments	6,790	
Dividend and interest income	11,027	
		$ 476,424
EXPENSES		
Salaries, wages and other employment costs	368,174	
Occupancy and related expenses	34,800	
Office expenses	22,464	
Registration fees	3,590	
Other expenses	2,810	
		431,838
NET INCOME BEFORE PROVISION FOR INCOME TAXES		44,586
INCOME TAXES		
Federal income taxes	3,778	
State and local income taxes	105	
		3,883
NET INCOME		$ 40,703

Please refer to accompanying notes.

AMERICAN HERITAGE SECURITIES, INC.
STATEMENT OF CHANGES IN
STOCKHOLDER'S EQUITY
Year Ended December 31, 2010

	COMMON STOCK			
	Number of Shares	*Amount*	RETAINED EARNINGS	TOTAL
Balance at December 31, 2009	15	$ 45,000	$ 292,344	$ 337,344
Net income for 2010	-	-	40,703	40,703
Dividends paid	-	-	(25,000)	(25,000)
BALANCE AT DECEMBER 31, 2010	15	$ 45,000	$ 308,047	$ 353,047

Please refer to accompanying notes.

AMERICAN HERITAGE SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 40,703	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation of property and equipment	171	
Realized and unrealized net gains on investments	(6,790)	
(Increase) decrease in operating assets:		
Receivables - Clearing organizations and mutual funds	(1,367)	
Receivables - EGI insurance commissions	12,419	
Receivables - Other	560	
Increase (decrease) in liabilities:		
Accrued expenses - commissions	(3,232)	
Accrued expenses - payroll and related taxes and witholdings	9,324	
Accrued expenses - corporate income taxes	6,672	
Other liabilities	(92)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 58,368
CASH FLOWS FROM INVESTING ACTIVITIES		
Collections on notes receivable	20,120	
Capital expenditures	(2,741)	
NET CASH PROVIDED BY INVESTING ACTIVITIES		17,379
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends to shareholder		(25,000)
NET INCREASE IN CASH		50,747
CASH AT BEGINNING OF YEAR		67,904
CASH AT END OF YEAR		$ 118,651

Please refer to accompanying notes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

American Heritage Securities, Inc. (the Company) was incorporated in 1991 for the purpose of operating as a broker-dealer in securities. The Company operates as an introducing broker, whose services are limited to accepting customer orders. The Company has a business relationship with an independent clearing broker who is responsible for processing and settling customer transactions on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA).

Accounting Basis

The accompanying financial statements have been prepared, in all material respects, in accordance with accounting principles generally accepted in the United States of America, as prescribed in the American Institute of Certified Public Accountants' Audit and Accounting Guide, *Brokers and Dealers in Securities.* The following information summarizes the accounting basis:

Receivables

Receivables consist primarily of commissions from clearing organizations and mutual funds, and are considered to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Revenue Recognition

Commission revenues and expenses are recorded on a settlement-date basis, which does not differ significantly from a trade-date basis.

Property and Equipment

Property and equipment is stated at cost. Renewals and betterments are capitalized. The costs of maintenance and repairs are charged to expense as incurred. Gains and losses on asset retirement or disposition are reflected in the Statement of Income. Depreciation is computed using various accelerated methods over the following estimated useful lives:

Furniture and fixtures	3-5 years
Office equipment	3-5 years
Vehicles	5 years

Depreciation expense has been included in other expenses in the accompanying Statement of Income.

Investments in Marketable Securities

The Company determines the appropriate classification of its investments in marketable securities at the time of purchase, in accordance with FASB Accounting Standards Codification (ASC) 320 (formerly Statement of Financial Accounting Standards (SFAS) 115); and reevaluates such determinations at each balance sheet date. As of December 31, 2010, all investments in securities were classified as held primarily for sale during the Company's normal operating cycle and have been reported at fair value, with unrealized gains and losses recognized in earnings. The fair value of substantially all securities is determined by quoted market prices. For purposes of determining realized gains and losses, the cost of securities sold is based on specific identification.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

The Company has adopted FASB Accounting Standards Codification (ASC) 820 (formerly SFAS No. 157), Fair Value Measurements, which provides clarification and guidance regarding the reporting of financial instruments at fair value. In accordance with ASC 820, fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent buyer in a principal market, or in the absence of a principal market the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments. The inputs are summarized in the three levels, required by ASC 820, and listed below:

Level 1 – Inputs represent unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access as of the measurement date.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets.

Level 3 – Unobservable inputs supported by little or no market activity significant to the fair value measurements.

The following is a summary of the inputs used as of December 31, 2010 in valuing the Company's investments carried at fair value:

		Fair Value Measurements		
Investment Category	**Fair Value**	**Level 1**	**Level 2**	**Level 3**
Cash Equivalents	$ 30,992	$ 30,992		
Fixed Income Securities:				
Unrestricted	62,194	62,194	-	-
Restricted	50,000	50,000	-	
Equities	21,210	21,210	-	-
	$164,396	$164,396	$ -	$ -

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Escrow Deposits

Restricted escrow deposits consist of government bonds. These deposits are restricted in accordance with the Company's agreement with its independent clearing broker, who is responsible for processing and settling customer transactions on a fully disclosed basis.

Statement of Cash Flows

The Statement of Cash Flows is presented in accordance with Statement of Financial Accounting Standards No. 95. Cash payments for income taxes during the year ended December 31, 2010 totaled $105. There were no cash payments for interest.

Fair Value of Financial Instruments

Substantially all of the Company's short-term financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

Income Taxes

For Federal income tax purposes, the Company is classified as a taxable corporation. The provision for Federal income taxes totaled $6,672 for the year ended December 31, 2010; and is reflected in the accompanying Statement of Income net of a Federal tax refund from 2009 of $2,894. There are no material differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

During the year ended December 31, 2010, the Company adopted the provisions of FASB ASC 740-10-25 (formerly FASB Interpretation No. 48) *Accounting for Uncertainty in Income Taxes* that requires the disclosure of uncertain tax positions. There have been no interest or penalties recognized in the Statement of Financial Condition or in the Statement of Income relating to uncertain tax positions. Additionally, no tax positions exist for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease during the next 12 months. The Company evaluates uncertain tax positions, if any, on a continual basis.

Disclosure of Subsequent Events

The Company is required to disclose the date through which subsequent events have been evaluated, in accordance with the requirements in FASB ASC Paragraph 855-10-50-1. The Company has evaluated all subsequent events through the date the accompanying financial statements have been issued (February 24, 2011) for proper accounting and disclosure in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements. Actual results could differ from those estimates.

NOTE 2 – NOTE RECEIVABLE FROM STOCKHOLDER

As of December 31, 2010, the Company had a note receivable from its sole stockholder totaling $82,992. This note bears interest at a rate of 5% per annum and is to be repaid to the Company in monthly installments of $2,068, including interest, through August, 2014. This note is secured by certain real property which the Company is leasing as office space. Future maturities of this note receivable are as follows:

Year Ended December 31,	Amount
2011	$ 21,151
2012	22,232
2013	23,370
2014	16,239

NOTE 3 – MARKETABLE SECURITIES

Investments, as of December 31, 2010, consist of equities and fixed income securities. Original cost, fair market value, unrealized changes in market value and investment income, at December 31, 2010, is summarized below:

	Original Cost	Fair Value	Unrealized Appreciation (Depreciation)	Interest/ Dividend Income
Cash equivalents	$ 30,992	$ 30,992	$ -	$ -
Fixed income securities:				
Unrestricted	61,014	62,194	1,180	1,716
Restricted	46,697	50,000	3,303	1,925
Equities	18,215	21,210	2,995	2,263
	$156,918	$164,396	$7,478	$5,904

During the year ended December 31, 2010, certain equity securities were sold, resulting in a net realized loss of $8,489. Gross proceeds from these sales totaled $30,991.

NOTE 4 – PROPERTY AND EQUIPMENT

At December 31, 2010, the Company's property and equipment consisted of the following:

Furniture and fixtures	$21,474
Office equipment	15,541
Vehicle	30,944
	67,959
Less accumulated depreciation	65,389
	$ 2,570

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with EGI Financial, Inc. (EGI). EGI is a related entity owned by the Company's sole stockholder. As compensation for this arrangement, the Company receives a management fee equal to 90% of EGI's operating revenue. During the year ended December 31, 2010, management fees from EGI totaled $191,752 and have been included in revenues in the accompanying Statement of Income.

The Company leases office space from its sole stockholder. Rent expense for the year ended December 31, 2010 totaled $34,800 and has been included in "occupancy and related expenses" in the accompanying Statement of Income.

NOTE 6 – RETIREMENT PLAN

The Company adopted a defined contribution retirement plan during the year ended December 31, 2000. This Plan meets the requirements of a "Savings Incentive Match Plan for Employees" (SIMPLE), as defined by the Internal Revenue Service. Company contributions to the Plan totaled $2,492 for the year ended December 31, 2010.

NOTE 7 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will be required to make significant payments under these arrangements and, therefore, no contingent liability has been recorded in the accompanying financial statements.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $257,433, which was $252,439 in excess of its required net capital of $5,000.

NOTE 9 – RISKS AND UNCERTAINTIES

The Company's marketable securities are exposed to various risks such as interest rate, market and credit risks. The Company could incur losses or gains as a result of changes in the fair value of the securities and such changes could materially affect the Company's financial condition.

SUPPLEMENTARY INFORMATION

LAURA J. MACDONALD
CPA, INC.
135 North Broadway - Medina, Ohio 44256
330.722.1944 - Fax 330.241.5090

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

To the Board of Directors
American Heritage Securities, Inc.
Akron, Ohio

I have audited the accompanying financial statements of American Heritage Securities, Inc., as of and for the year ended December 31, 2010, and have issued my report thereon dated February 24, 2011. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Medina, Ohio
February 24, 2011

AMERICAN HERITAGE SECURITIES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

NET CAPITAL		
Total stockholder's equity	$ 353,047	
Deduct stockholder's equity not allowable for net capital	-	
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL		$ 353,047
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets from the Statement of Financial Condition:		
Note receivable from Stockholder	82,992	
Accounts receivable - other	620	
Property and equipment, net	2,570	
Security deposits	2,200	
TOTAL DEDUCTIONS AND/OR CHARGES		(88,382)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		264,665
HAIRCUTS ON SECURITIES		
Trading and investment securities		(7,232)
NET CAPITAL		257,433
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Liabilities included in the Statement of Financial Condition:		
Accrued expenses and other liabilities	31,547	
TOTAL AGGREGATE INDEBTEDNESS	$ 31,547	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6.66% of aggregate indebtedness)	$ 2,101	
Minimum dollar net capital requirement of broker/dealer	$ 5,000	
NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		$ 252,433
EXCESS NET CAPITAL AT 1000% (net capital less 10% of aggregate indebtedness)		$ 254,278
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		12.25%

NOTE: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form 17a-5(a) FOCUS report for the quarter ended December 31, 2010.

AMERICAN HERITAGE SECURITIES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

Schedule II is not applicable. American Heritage Securities has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii). All customer transactions are cleared through First Clearing, LLC, on a fully disclosed basis.

Please refer to accompanying notes.

AMERICAN HERITAGE SECURITIES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

Schedule III is not applicable. American Heritage Securities has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii). All customer transactions are cleared through First Clearing, LLC, on a fully disclosed basis.

Please refer to accompanying notes.

LAURA J. MACDONALD
CPA, INC.
135 North Broadway - Medina, Ohio 44256
330.722.1944 - Fax 330.241.5090

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION
RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM RULE 15c3-3**

To the Board of Directors
American Heritage Securities, Inc.
Akron, Ohio

In planning and performing my audit of the financial statements of American Heritage Securities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above. However, I identified certain deficiencies in internal control that existed during the period from January, 2010 through March, 2010. All of these deficiencies appear to have been corrected prior to December 31, 2010. I have communicated these deficiencies to management and those charged with governance in a separate letter dated February 24, 2011.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives. However as discussed above, I identified certain deficiencies in internal control, all of which appear to have been corrected prior to December 31, 2010. I have communicated these deficiencies to management and those charged with governance in a separate letter dated February 24, 2011.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Medina, Ohio
February 24, 2011